06006746

S. [...]MMISSION
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STG Secure Trading Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

2700 N. Military Trail, Suite 150
(No. and Street)

Boca Raton, (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Budner 561-988-6320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 06 2006 E
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MK 6/5

OATH OR AFFIRMATION

I, Scott Budner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STG Secure Trading Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Maureen C Workman

Notary Public 2/28/06

MAUREEN C. WORKMAN
MY COMMISSION # DD 122036
EXPIRES: September 16, 2006
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STG SECURE TRADING GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

AND INDEPENDENT AUDITORS' REPORT

STG SECURE TRADING GROUP, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 27, 2006

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
STG Secure Trading Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of STG Secure Trading Group, Inc., (an S corporation) as of December 31, 2005 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STG Secure Trading Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $2,809,582 during the year ended December 31, 2005, and, as of that date, had a working capital of $533,975. As described more fully in Note 12, the Company must either raise additional capital, increase revenue or lower expenses in order to continue. Unless, at least one of these conditions is met there is substantial doubt as to the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

STG SECURE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 431,284
Deposits with clearing organizations	50,129
Securities owned, at market value	407,192
Commission receivable	68,796
Furniture, fixtures, equipment, and leasehold improvements - Net	144,823
Prepaid expenses	24,018
Security deposits	59,304
TOTAL ASSETS	$1,185,546

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Line of credit	$ 25,000
Accounts payable and accrued expenses	222,748
Payable to clearing broker	232,499
Securities – Sold, not yet purchased, at market value	18,501
Due to shareholder	8,000
Total Liabilities	506,748
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 7,500 shares authorized, issued and outstanding	7,500
Additional paid-in capital	4,112,354
Retained earnings/(deficit)	(3,441,056)
Total Stockholders' Equity	678,798
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,185,546

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions and trading profits	$ 2,349,379
Other income	57,250
Total Revenues	2,406,629
EXPENSES	
Commissions	1,176,212
Brokerage and clearing	802,816
Consulting	1,368,106
Quotations, research and regulatory	425,176
Payroll	756,002
Office and administrative	327,775
Telephone	42,566
Rent	261,786
Interest	4,811
Depreciation	50,961
Total Expenses	5,216,211
NET LOSS	$(2,809,582)

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
Balances - January 1, 2005	$7,500	$1,972,186	$ (631,474)	$ 1,348,212
Net loss			(2,809,582)	(2,809,582)
Contribution of additional paid-in-capital		2,140,168		2,140,168
BALANCES - DECEMBER 31, 2005	$7,500	$4,112,354	$(3,441,056)	$ 678,798

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(2,809,582)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	50,961
Decrease in deposits with clearing organizations	79,871
Increase in securities owned, at market value	(279,490)
Increase in prepaid expenses	(21,523)
Decrease in due from STG Secure Trading Group, LLC	377,605
Decrease in commission receivable	264,811
Increase in securities sold, not yet purchased, at market value	18,501
Decrease in accounts payable and accrued expenses	(30,453)
Increase in security deposits	(36,403)
Increase in payable to clearing broker	104,797
Total Adjustments	528,677
NET CASH USED IN OPERATING ACTIVITIES	(2,280,905)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(26,596)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital	2,140,168
Increase in due to shareholders	8,000
Increase in line of credit	25,000
Net Cash Used In Financing Activities	2,173,168
NET DECREASE IN CASH	(134,333)
CASH - January 1, 2005	565,617
CASH - DECEMBER 31, 2005	$ 431,284

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

STG Secure Trading Group, Inc. (the "Company") is a general securities broker/dealer registered in most states. The Company is a fully disclosed introducing discount broker/dealer which clears transactions through Penson Financial Services, Inc. and Merrill Lynch, and also provides facilities to active day traders.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and National Futures Association (NFA).

Effective December 26, 2003, the Company received approval to make inter-dealer markets in corporate securities over the counter.

REVENUE RECOGNITION

Profit and loss arising from proprietary securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue is derived from customer and proprietary trades introduced to the clearing broker, who completes the transaction and subsequently remits a commission to the Company. In the normal course of business, the Company will have positions consisting of securities owned and securities sold, not yet purchased, which are valued at market and unrealized gains and losses are which included in net income.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are stated at cost. Depreciation of these assets is computed over their estimated useful lives, five to thirty-nine years, on the straight-line method.

INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PAYABLE TO CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collaterized by securities owned by the Company. The amount receivable from the clearing broker relates to amounts due on cash and margin transactions.

The payable to the clearing broker at December 31, 2005, $232,499, is the securities owned at market value in the amount of $407,192 less fully paid for securities of $156,192 and securities sold short of $18,501.

NOTE 3 - FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

Furniture and fixtures	$101,000
Computers and equipment	197,131
Leasehold improvements	11,175
	309,306
Less accumulated depreciation	164,483
Furniture, Fixtures, Equipment and Leasehold Improvements - Net	$144,823

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, or the minimum net capital requirement for market makers.

The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements, which for securities brokers and dealers is the amount of net capital required by the Securities and Exchange Commission Rule 15c3-1.

At December 31, 2005, the Company had net capital of $362,999, which was $164,499 in excess of its required net capital of $198,500. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2005, the Company's ratio was .705 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

From time to time, and in the normal course of business until February 28, 2005, the Company and STG Secure Trading Group, LLC incurred and/or paid certain general and administrative expenses on each other's behalf. STG Secure Trading Group, Inc. incurred $122,109 of shared expenses, which were recorded by STG Secure Trading Group, LLC. At December 31, 2005, there was no receivable or payable to/from STG Secure Trading Group, LLC.

The Company has a loan payable to one of its shareholders for $8,000. This loan is unsecured, payable on demand, and there is no interest being paid.

The Company paid compensation to its shareholders totaling $1,042,686 for 2004, which is included in consulting and commission expenses.

Certain stockholders of STG Secure Trading Group, Inc. are also the principal members of STG Secure Trading Group, LLC.

NOTE 6 - COMMITMENTS

The Company subleases its Boca Raton, Florida office facilities under subleases expiring February 28, 2007 and March 31, 2006, respectively. The subleases require the Company to pay base rent and operational expense pass-throughs. Beginning September 15, 2005, the Company leases office facilities in Tampa, Florida, which expire October 14, 2008.

The Company also leases office space in Texas through December 31, 2006 and New York on a month-to-month basis.

Minimum future rental payments under these leases having a remaining term in excess of one year as of December 31, 2005 for each of the next four years are:

Year	Amount
2006	$313,290
2007	155,766
2008	145,840
Total Minimum Future Base Rental Payments	$614,896

Total rent expense for the year ended December 31, 2005 was $272,866 which included operating expenses. STG Secure Trading Group, LLC was allocated $11,080 of this amount as part of their overhead allocation.

NOTE 7 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and positions held in securities.

The Company maintains a cash balance of $481,413, including clearing deposits of $50,129, in various bank accounts and firm trading accounts with its clearing brokers. The balances in the firm's trading accounts with clearing brokers and the clearing deposits in the amount of $431,015 and $50,129, respectively, are not insured by the Federal Deposit Insurance Corporation. The bank account's cash balance of $269 is insured by the Federal Deposit Insurance Corporation.

NOTE 8 - LINE OF CREDIT

The Company currently has a line of credit agreement with its bank. The maximum borrowings under the credit line are $25,000. The interest rate on the credit line is prime plus 4.25% (11% at December 31, 2005). The credit line is renewable annually on April 8. At December 31, 2005 there was an outstanding balance of $25,000.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Future and forward contracts and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial statements reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

The majority of the proprietary securities transactions are transacted on a margin basis. In margin transactions, the Company is extended credit by the Company's clearing broker collateralized by cash and securities in the Company's accounts. Such transactions may expose the Company to significant off-balance-sheet risk.

Securities sold, not yet purchased, represent an obligation of the Corporation to deliver specified securities at a predetermined date and price. The Corporation is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts payable to the clearing broker are secured by the underlying investment held by the Corporation.

NOTE 10 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through Penson Financial Services, Inc.

The Company also clears on a fully disclosed basis with Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $50,000 with Merrill Lynch.

NOTE 11 - CONTINGENCIES

On January 31, 2006, the Company and certain of its shareholders entered into an unexecuted Letter of Acceptance, waiver and consent, for the resolution of charges currently under consideration by a regulatory agency. The Company had consented to a fine of $160,000 of which $75,000 and $35,000 were joint and several with shareholders of the Company. On February 27, 2006, the Company and certain of its shareholders formally notified the regulatory agency that the settlement proposal was withdrawn.

The Company is a defendant in various civil actions. The Company intends to vigorously defend these actions which it considers groundless. The ultimate resolution of these matters is not ascertainable at this time. No provision has been made in the financial statements related to these claims.

NOTE 12 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $2,809,582 during the year ended December 31, 2005. The ability of the Company to continue as a going concern is dependent on increasing revenue, lowering expenses or raising additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management of the Company has developed a plan to reduce expenses. The Company is in the process of consolidating its two Boca Raton, Florida offices and its Dallas, Texas office into one location in Boca Raton, Florida. The Company is also planning to eliminate salaries from its fixed income division.

SUPPLEMENTARY INFORMATION

STG SECURE TRADING GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 678,798
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Furniture, fixture, equipment and leasehold improvements	144,823
Securities not readily marketable	25,000
Prepaid expenses	24,018
Security deposits	59,304
Total Non-Allowable Assets	253,145
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	425,653
HAIRCUTS ON SECURITIES	62,654
NET CAPITAL	362,999
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	198,500
EXCESS NET CAPITAL	$ 164,499
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness from statement of financial condition	$255,748
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.705 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$439,667
Audit adjustments to record	
Accounts payable	(108,141)
Accounts receivable	32,606
Increase in haircuts on securities	(1,133)
NET CAPITAL PER ABOVE	$362,999

STG SECURE TRADING GROUP, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company had no liability subordinated to claims of general creditors as of January 1, 2005. In addition, there were none in existence during the year ended December 31, 2005 and, accordingly, there are no changes to report.

STG SECURE TRADING GROUP, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

STG Secure Trading Group, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. STG Secure Trading Group, Inc. was in compliance with the conditions of exemption.

STG SECURE TRADING GROUP, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

As of December 31, 2005, STG Secure Trading Group, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
George F. Horvath, C.P.A.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A., J.D.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 27, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
STG Secure Trading Group, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of STG Secure Trading Group, Inc., (an S corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of STG Secure Trading Group, LLC, for the year ended December 31, 2005, and this report does not affect our report thereon dated February 27, 2006. During the months of January 2005 and March 2005, the firm executed transactions for customers, and made markets in certain securities, while failing to maintain its required minimum net capital. The firm failed to accurately reflect certain accrued liabilities, and incorrectly reflected an affiliate loan as paid-in capital, thus causing the firm's net capital to be below the required minimum, and causing the firm's FOCUS reports and other books and records to be inaccurate. The material weakness involved a deficiency in internal control activities designed to monitor the daily net capital of the Company, which resulted in violation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate except for the matter mentioned in the previous paragraph, at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants